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                                                                      Exhibit 99


                               FEDDERS CORPORATION
                    PLAN TO COMPENSATE NON-EMPLOYEE DIRECTORS

         The Board of Directors and Stockholders of Fedders Corporation (the "Company") have approved a plan (the "Plan") whereby 150,000 shares of Common Stock of the Company (the "Plan Shares") are reserved for issuance in payment of a portion of the yearly compensation of the Company's non-employee Directors.

         Under the Plan, the annual cash payment to non-employee Directors will be matched with a yearly payment of that number of Plan Shares that would equal the yearly cash payment to Directors at the time of their delivery to the non-employee Directors.

         At the June meeting of the Company's Board of Directors each year (or the next meeting thereafter if no meeting is held in June in any given year) and until the pool of Plan Shares is exhausted, the Company will issue to each non-employee Director then serving, that number of Plan Shares determined by dividing the then current yearly cash payment to non-employee Directors by the closing price of the Company's Common Stock on the date of the Board Meeting provided; however that no single officer or director may acquire under the Plan more than one percent of the shares of the Company's Common Stock outstanding at the time the Plan is adopted, and together with all plans of the Company (except for warrants or rights issued generally to security holders of the Company and where options or shares are t be issued to a person not previously employed by the Company as a material inducement to such person's entering into an employment contract with the Company), does not authorize the issuance of more than five percent of the Company's Common Stock outstanding at the time the Plan is adopted.



Fractional shares will be rounded up to the next full number of shares.